05041212

AM 3-23-2005*

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SUSQUEHANNA FINANCIAL GROUP, LLLP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 City Line Avenue, Suite 220
(No. and Street)

Bala Cynwyd (City) PA (State) 19004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (610) 617-2600
(Area Code- Telephone Number)

RECEIVED MAR 0 1 2005 SECTION 179

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

AM 3/31/2005

AM 3/31/2005

OATH OR AFFIRMATION

I, Brian Sullivan swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Susquehanna Financial Group, LLLP, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Controller/Treasurer

Title

Notary Public 2/24/05 MICHAEL L. MOLLEN, COMMISSIONER OF DEEDS
Montgomery County, Pennsylvania
My Commission Expires June 01, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Susquehanna Financial Group, LLLP

We have audited the accompanying statement of financial condition of Susquehanna Financial Group, LLLP (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Susquehanna Financial Group, LLLP as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 16, 2005

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

STATEMENT OF FINANCIAL CONDITION
(dollars in thousands)

December 31, 2004

ASSETS	
Cash	$ 8
Receivable from Clearing Broker	96,789
Receivable from Affiliate	12,163
Commissions Receivable	14,091
Securities Owned - at market value	10,147
Furniture and Equipment (net of accumulated depreciation of $1,165)	1,751
Other Assets	154
Total Assets	$135,103
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Securities Sold, Not Yet Purchased - at market value	$ 10,040
Compensation Payable	35,758
Payable to Affiliates	15,422
Accounts Payable and Accrued Expenses	3,799
Total liabilities	65,019
Partners' Capital	70,084
Total Liabilities and Partners' Capital	$135,103

See Notes to Statement of Financial Condition

(dollars in thousands)

1. **ORGANIZATION:**

Susquehanna Financial Group, LLLP (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company generally acts as an introducing broker and trades for its own account. Prior to December 31, 2004, the Company was owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner Corp. On December 31, 2004, SFG Partner Corp. merged with and into SFG Partner LLC, a newly formed Pennsylvania limited liability company. As a result, Susquehanna Financial Group, LLLP is now owned 99.9% by Susquehanna International Group, LLP and 0.1% by SFG Partner LLC.

2. **SIGNIFICANT ACCOUNTING POLICIES:**

The Company records transactions in securities and options on a trade-date basis.

No provision for federal or state income taxes has been made since, as a limited liability limited partnership, the Company is not subject to those income taxes. The Company's income or loss is reportable by its Partners on their respective tax returns. The Company is subject to local taxes.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. **SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:**

Securities owned and securities sold, not yet purchased, at quoted market values, are summarized as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 750	$ 156
Options	9,397	9,884
	$10,147	$10,040

Securities owned or securities sold, not yet purchased, traded on a national securities exchange are valued at the last reported sales price on December 31, 2004. Options owned or options sold, not yet purchased, are valued at the mean between the last bid and the last ask prices on December 31, 2004. The resulting unrealized gains and losses related thereto are reflected in capital.

Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

(dollars in thousands)

4. RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK:

The clearing and depository operations for the Company's and customers' securities transactions are provided by one broker pursuant to a clearance agreement.

At December 31, 2004, all of the securities owned and securities sold, not yet purchased, and the amount receivable from clearing broker reflected on the statement of financial condition are security positions with and amounts due from this clearing broker.

The Company has agreed to indemnify its clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of December 31, 2004, there were no unsecured amounts owed to the clearing broker by these customers.

5. NET CAPITAL REQUIREMENT:

The Company is a registered broker-dealer with the NASD, and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the basic method, which requires it to maintain minimum net capital, as defined, of the greater of $100 or 6-2/3% of aggregate indebtedness. Net capital changes from day to day, but as of December 31, 2004, the Company had net capital of $54,124 which exceeded its requirement of $3,665 by $50,459.

6. RELATED PARTY TRANSACTIONS:

The Company is affiliated through common ownership with Susquehanna Business Development, Inc., Global Execution Brokers, LP and Waves Licensing, LLC.

SIG acts as a common payment agent for the Company and various affiliates for all direct and indirect operating expenses. The Company pays a monthly management fee for the indirect costs based on allocations determined at SIG's discretion. The receivable from affiliate is a prepaid management fee of $12,163 relating to these indirect operating costs.

Susquehanna Business Development, Inc. performs marketing services for the Company. The payable to this affiliate for these services is $764 as of December 31, 2004.

Included in payable to affiliates are commissions' payables amounting to approximately $992.

Because of their short-term nature, the fair values of the payables to affiliates approximate their carrying amounts.

The Company executes trades for various affiliates for which it receives commissions at various rates.

(dollars in thousands)

The Company has an execution services agreement with Global Execution Brokers, LP. Under this agreement, Global Execution Brokers, LP executes orders for the Company on various exchanges for which it pays a monthly fee amounting to $25, or such other amount as agreed upon by the Company and Global Execution Brokers, LP for each exchange.

The Company and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new business activities and/or trade new products. Therefore, the financial position and operating results presented herein may not necessarily be indicative of those which would be obtained had these entities operated autonomously.

The Company entered into a licensing agreement with Waves Licensing, LLC on March 1, 2004. The agreement allows the Company to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Company pays an annual licensing fee equal to 10% of the Company's net trading profits if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees payable to Waves Licensing, LLC amounting to $13,654 for the year ended December 31, 2004.

Included in other assets is a nonvoting interest in the clearing broker through which the Company clears its proprietary transactions.

7. DERIVATIVE FINANCIAL INSTRUMENTS:

The Company's activities include the purchase and sale of equity options traded on national securities exchanges having various expiration dates. The Company also engages in the trading of equity options that are not traded on national securities exchanges. Equity options give the holder the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used for trading purposes and for managing risk associated with the portfolio of investments. The writing of options involves elements of market risk in excess of the amount recognized on the statement of financial condition. Risk arises in options that are not traded on national securities exchanges from potential counterparty nonperformance under the terms of the agreements. Credit risk associated with these equity options is limited to amounts recorded as assets in the statement of financial condition. The Company generally attempts to limit its risk by holding offsetting security or option positions.

8. LITIGATION:

On December 16, 2003, a lawsuit seeking class certification was filed by California Public Employees' Retirement Systems ("Calpers"), on behalf of itself and all others similarly situated, in the United States District Court for the Southern District of New York against the New York Stock Exchange ("NYSE"), all NYSE specialist firms, including SIG Specialists, Inc., an affiliate of the Company, and several of their parent companies. On May 27, 2004, this case was consolidated into a case captioned "In re: NYSE Specialists Securities Litigation" with Calpers and Empire Programs, Inc. named as lead plaintiffs. The lead

(dollars in thousands)

plaintiffs filed a consolidated complaint on September 15, 2004. The consolidated complaint names all NYSE specialists, including SIG Specialists, Inc., as defendants, as well as certain of their affiliates and the NYSE. The lawsuit also names SIG and the Company as defendants, even though neither is the parent of SIG Specialists, Inc. The complaint alleges that the specialist defendants violated Sections 10(b) and 20 of the Exchange Act and Rule 10b-5 adopted under it by purportedly engaging in trading practices prohibited by NYSE rules to the alleged detriment of persons investing or trading in the stocks.

The complaint also asserts claims for breaches of fiduciary duty based on the same alleged conduct, as well as a separate claim for violations of section 6(b) of the Exchange Act against defendant NYSE. The complaint seeks compensatory damages, restitution, forfeiture of fees and other compensation, and fees and costs.

On November 16, 2004, all defendants moved to dismiss the consolidated complaint. Defendants' motions are being briefed by the parties and are currently scheduled for oral argument on April 13, 2005. No discovery has taken place in the case to date. The Company intends to defend itself vigorously. No provision for any costs which may be incurred have been made in the accompanying financial statements.

9. SUBSEQUENT EVENTS:

Subsequent to December 31, 2004, a Partner made capital contributions of $10,000 and withdrawals of $5,000.

SUSQUEHANNA FINANCIAL GROUP, LLLP
(a limited liability limited partnership)

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2004

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Partners of
Susquehanna Financial Group, LLLP

In planning and performing our audit of the financial statements and supplemental schedule of Susquehanna Financial Group, LLLP (formerly Susquehanna Financial Group, Inc.) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements caused by error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 16, 2005